FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

August 8, 2005

Buhrmann NV

(Translation of Registrant’s Name Into English)

Hoogoorddreef 62

1101 BE Amsterdam ZO

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                )

Enclosure:  Press Release dated August 4, 2005

		Buhrmann NV
		For more information:
		Corporate Communications
		Peter van Boesschoten
PRESS RELEASE		Telephone +31 (0) 20 651 10 34
		peter.van.boesschoten@
		buhrmann.com

Date	4 August 2005	Analysts / investors can contact:
Number	011	Investor Relations
		Carl Hoyer
		Telephone +31 (0) 20 651 10 42
		carl.hoyer@buhrmann.com

BUHRMANN REPORTS SIGNIFICANT SALES GROWTH ACROSS
ALL BUSINESSES

•                      Organic sales global office products up 6%, driven by organic sales growth
Corporate Express North America (7%), Office Products Europe (5%) and Office Products Australia (11%)

•                      Continuous investment in successful execution key strategic initiatives

•                      Net profit* up 17% to EUR 26.6 million; EPS of EUR 0.15 (EPS of EUR 0.16 in second quarter 2004 favourably affected by a significant incidental tax benefit)

SECOND QUARTER FINANCIAL HIGHLIGHTS

Amounts in EUR million	Q2 2005	Q2 2004	change in EUR	change at constant rates
Net sales	1,477.1	1,431.8	3.2%	5.5%
Gross contribution	432.7	414.7	4.3%	6.6%
Operating result (EBITE)	61.8	52.7	17.4%	19.8%
Net profit *	26.6	22.7	17.2%
Net profit * per ordinary share (EPS)(in euro)	0.15	0.16
Net result	17.3	13.1	32.1%

* Net results before changes in fair values and exceptional results (see also remarks under Basis of Presentation)

CEO’s STATEMENT

Commenting on the second quarter 2005 figures, Frans Koffrie, Buhrmann President and CEO, said: “Our focus on generating profitable sales growth is paying off, with significant organic sales growth across all our businesses. Corporate Express North America enjoyed a particularly good quarter with strong sales performance, reflecting our competitive position and the success of our single-source supplier strategy. Having made investments in growth opportunities, it is encouraging to see that our mid-market initiative also contributed positively. Sales development at Office Products Europe has turned positive despite challenging market conditions in most European markets. Corporate Express Australia resumed its double-digit growth rate. Graphic Systems’ improved sales performance was underpinned by a healthy order portfolio. As indicated previously, Group gross contribution developed in line with sales growth, which we expect to continue for the second half of this year.”

“We remain positive about prospects for ongoing sales growth in 2005, based on our expectations of continued, steady improvement of market conditions in North America and further positive effects of our measures to enhance European performance. Growth is forecast to continue in the Australian economy. ”

SECOND QUARTER 2005 FINANCIAL PERFORMANCE

Organic sales growth for global office products was 6%, compared with 3% in the first quarter of 2005. Total Group gross contribution developed in line with sales, improving 6.6% at constant rates to EUR 432.7 million. Operating result (EBIT) improved to EUR 54.8 million, a 6.5% increase at constant rates. Excluding a EUR 7.0 million exceptional charge at Office Products Europe, operating result (EBITE) grew 19.8% at constant rates.

Taxes were EUR 16.5 million higher than last year. The effective tax rate was 22% in the second quarter excluding fair value effects, exceptionals and dividend on Preference Shares A. Net profit increased 17% to EUR 26.6 million excluding exceptional items and fair value changes. Various exceptional items totalling EUR 2.3 million negative and unfavourable fair value changes amounting to EUR 7.0 million impacted net result at EUR 17.3 million, up 32%.

Cash flow available for financing activities, excluding interest paid and dividend on preference shares, was EUR 87.5 million in the second quarter. Working capital as a percentage of sales on a four-quarter rolling average remained stable at 8.3%. Buhrmann realised a return on capital employed before goodwill and exceptionals of 30.3% and 9.8% when including goodwill and exceptional items.

SECOND QUARTER 2005 OPERATIONAL PERFORMANCE

The second quarter of 2005 showed a continuation of the encouraging performance in the previous quarters. Corporate Express North America saw improvement across almost all aspects of its business. It was able to build on favourable market conditions by further market share wins in the large account segment, strong growth in furniture and double-digit growth in facility supplies. The mid-market segment contributed modestly to sales growth, turning positive. Despite challenging market conditions in most European markets, Office Products Europe continued its momentum and posted positive sales growth, driven mainly by new customer wins resulting in market share gains in the large account segment, notably in Germany and the UK. Corporate Express Australia resumed its growth pattern, with organic sales up strongly for the quarter benefiting from increased sales through its single-source supplier model. Graphic Systems sales were up slightly, reflecting the gradually improving market conditions.

ADDITIONAL FINANCIAL INFORMATION

For the second half of 2005 we expect cash interest expenses (i.e. including dividends on Preference Shares A) of approximately EUR 40 million (first half 2005: EUR 40.8 million). For the third and fourth quarter 2005 the effective tax rate is expected to be between 20-25%. For the full year 2005, cash tax payments are estimated between EUR 20-25 million. Capital expenditure is expected to be about EUR 70 million and depreciation to be EUR 87 million. The full year outflow reported under ‘Other operational payments’ (from current provisions for restructuring) is expected to be between EUR 20-25 million.

Note to editors

A live video web cast of the analyst & investor meeting starting at 12 a.m. CET today can be accessed via www.buhrmann.com within the investor relations section under “Conference Calls and Presentations”.

The analyst and investor presentation is also available in this section.

It is also possible to listen to the proceedings of the analyst conference call via telephone number: +31 (0)45 631 69 15

Financial calendar:

•                  Publication of third quarter results 2005 10 November 2005

•                  Publication of fourth quarter results 2005 9 February 2006

•                  Annual General Meeting of Shareholders 13 April 2006

•                  Publication of first quarter results 2006 3 May 2006

	CE North America			ASAP Software			North America - Total
Amounts in EUR millions	second quarter 2005	change in euro	change at constant rates	second quarter 2005	change in euro	change at constant rates	second quarter 2005	change in euro	change at constant rates
Net sales	743.0	2.9%	6.8%	221.7	(8.7)%	(5.2)%	964.7	0.0%	3.8%
Organic growth	7%			1%			5%
Gross contribution	251.9	3.1%	7.1%	21.7	(0.7)%	3.0%	273.6	2.8%	6.8%
Operating result (EBITE) (1)	35.1	4.1%	7.8%	10.3	0.7%	4.6%	45.4	3.3%	7.1%
Average Capital Employed (2)	519.2	(3.5)%	(0.5)%	3.7	n/a	n/a	522.9	0.7%	3.8%
Ratios
Gross contribution / net sales	33.9%			9.8%			28.4%
EBITE / net sales	4.7%			4.6%			4.7%
EBITE / Avg. Cap. Employed	27.1%			n/a			34.8%

(1)            Earnings before Interest and Tax and Exceptional results

(2)            Average Capital Employed excludes goodwill and exceptionals (see also the remarks under Basis of Presentation)

CORPORATE EXPRESS NORTH AMERICA
CE NORTH AMERICA EXPERIENCED INCREASING SALES MOMENTUM

Corporate Express North America experienced steady improvement in overall market conditions. Organic sales were up 7%, with positive year-over-year growth in almost all regions and product lines. In recent quarters, Corporate Express North America has made significant investments in marketing and sales initiatives, which are beginning to bear fruit. Although these investments have not yet achieved a full return, they are driving the positive sales momentum Corporate Express North America is experiencing.

The large account segment achieved significant growth, underlining the strong competitive position of Corporate Express North America. Facility supplies and furniture product lines both had double-digit sales growth versus prior year, while promotional marketing and document and print management showed strong sales performances. The mid-market segment also contributed to the sales increase, with growth turning positive in the second quarter.

Private brands now account for 24% of sales compared to 16% in the second quarter of 2004. Our customers’ response to these product lines remains very encouraging. Building on this, Corporate Express North America is launching a ‘dated goods’ product line consisting of over 100 sku’s - planners, calendars, organizers, etc. - this summer.

Gross contribution grew 7% at constant rates, in line with organic sales growth. As indicated, gross contribution percentage remained relatively stable year-on-year. The gross contribution is now growing in line with sales. Gross contribution percentage was impacted negatively by new wins in the large account segment, and by a higher portion of computer supplies in the sales mix. Our private brands programme, margin management and our preferred supplier initiative including global sourcing served to offset this.

Operating result was up 8% at constant rates, impacted by EUR 1.2 million in incidental costs mostly for a facilities optimisation programme of the document and print management business. Excluding these costs, operating result was up 12% at constant rates. Operating result was also impacted by investments made for future growth, primarily the roll-out of our Integrated Sales Teams and commercial programmes supporting our mid-market initiative.

ASAP SOFTWARE

ORGANIC GROWTH 1%, WITH OPERATING RESULT AT CONSTANT RATES UP 5%

Reported sales for ASAP Software declined 5.2% at constant rates to EUR 221.7 million. Gross contribution amounted to EUR 21.7 million, an increase of 3.0% at constant rates. Operating result increased to EUR 10.3 million, up 4.6% at constant rates.

Organic growth was 1%, adjusted for the impact of the ongoing shift to an agency model by a number of software publishers. ASAP Software earns an agent fee on software products sales billed by software publishers, in contrast to invoiced sales. The agent model has no impact on gross contribution or operating result in absolute terms.

	Europe			Australia			Global Office Products
Amounts in EUR millions	second quarter 2005	change in euro	change at constant rates	second quarter 2005	change in euro	change at constant rates	second quarter 2005	change in euro	change at constant rates
Net sales	230.5	4.3%	4.6%	182.5	24.2%	21.3%	1,377.6	3.4%	5.9%
Organic growth	5%			11%			6%
Gross contribution	75.4	1.4%	1.7%	55.3	16.6%	13.8%	404.3	4.2%	6.7%
Operating result (EBITE) (1)	(0.4)	n/a	n/a	16.7	10.5%	8.4%	61.8	10.0%	12.3%
Average Capital Employed (2)	121.8	(4.3)%	(4.2)%	57.9	20.9%	18.3%	702.6	1.2%	3.3%
Ratios
Gross contribution / net sales	32.7%			30.3%			29.4%
EBITE / net sales	(0.2)%			9.2%			4.5%
EBITE / Avg. Cap. Employed	(1.2)%			116.0%			35.2%

(1)            Earnings before Interest and Tax and Exceptional results

(2)    Average Capital Employed excludes goodwill and exceptionals (see also the remarks under Basis of Presentation)

OFFICE PRODUCTS EUROPE
5% ORGANIC GROWTH IN SECOND QUARTER

Office Products Europe showed organic sales performance with 5% growth. New customer wins throughout Europe were recorded at an increasing pace, strongly supported by our pan-European capabilities and our strategic initiatives such as single-source supplier and private brands. Office Products Europe continued its upward momentum during the first half of 2005. Following a stabilisation of organic sales in the first quarter Office Products Europe was able to realise positive organic sales growth in the second quarter, laying the foundation for future result improvements.

At Corporate Express UK and Corporate Express Germany, sales performed strongly. Additionally, sales growth was achieved in countries such as Austria, Sweden and Ireland. Corporate Express Benelux reported a sales decline, although when adjusted for the discontinued low-margin contracts with Benelux wholesale customers in the second quarter last year, sales growth was positive. Office products and furniture both contributed strongly to the organic sales growth, helped by a double-digit performance of facility products. Copier sales declined, due to the weak performance at Veenman Germany.

Gross contribution as a percentage of sales decreased to 32.7% compared to 33.7% the second quarter of 2004, although the absolute amount grew with 1.7% at constant rates to EUR 75.4 million. Contributing factors to the percentage decline were above-average growth within our large account segment (lower-percentage gross contribution), product mix and country mix (strong sales performance in lower gross margin Germany). Private brands as a percentage of sales remained stable at 23%. Operating result before exceptional items (EBITE) improved to a marginal loss of EUR 0.4 million (Q2 2004: EUR 2.9 million negative). Except for sales growth, effective cost control resulted in EUR 1.5 million lower costs year-on-year.

An exceptional charge of EUR 7.0 million has been taken for Veenman Germany and for the German furniture business. Further rightsizing is taking place in the German copier business along with the implementation of best practices from Veenman Netherlands necessary to improve operating performance. At the German furniture business, some locations are to be closed and furniture activities are to be folded in with office products activities to benefit from a lower cost base and a more efficient market approach. As a result, operating result after exceptionals (EBIT) amounted to EUR 7.4 million negative in the second quarter.

OFFICE PRODUCTS AUSTRALIA

STRONG SALES GROWTH CAPITALISING ON LOW MARKET SHARES IN SPECIALTY BUSINESSES

Corporate Express Australia continued its strong growth in the second quarter of 2005. Net sales, at constant rates, were up 21.3%, while organic sales were up 11%. The absolute gross contribution increased 13.8% at constant rates. Gross contribution as a percentage of sales decreased to 30.3%, due to product mix.

The expansion into the mid market sector continues to meet expectations and provides further channels to promote our products and services. Our single-source supplier strategy is giving us growth opportunities. The focus is on a continuous roll-out of this business model across all customer segments to increase our operational leverage.

GRAPHIC SYSTEMS

CONTINUES TO EXPERIENCE AN UPWARD TREND

Amounts in EUR millions	second quarter 2005	Change in euro
Net sales	99.5	0.5%
Organic growth	2%
Gross contribution	28.3	6.2%
Operating result (EBITE) (1)	1.9	n/a
Average Cap. Employed (2)	120.2	(26.2)%

second quarter 2005
Ratios
Gross contribution / net sales	28.5%
EBITE / net sales	1.9%
EBITE / Average Capital Employed	6.4%

(1)       Earnings before Interest and Tax and Exceptional results

(2)       Average Capital Employed excludes goodwill and exceptionals (see also the remarks under Basis of Presentation)

Sales of Graphic Systems were EUR 99.5 million. In the second quarter, order intake remained in line with expectations. Market conditions in the graphic arts industry are improving but at a lower pace compared to previous cyclical recoveries in this market.

Triple S sales - services, supplies and spare parts – generated 37% of total divisional sales. The triple S strategy is primarily aimed at reducing cyclicality, but also allows Graphic Systems to strengthen its relationship with customers.

Cost control contributed to the increased operating result of EUR 1.9 million, compared to EUR 2.1 million negative last year. Capital employed was reduced. Based on the year-to-date performance and the healthy order portfolio, we expect operating result (EBIT) for the full year 2005 to be positive.

CORPORATE

Under ‘Corporate’, both operating costs for ‘Holdings’ and the net surplus of the funding side of our defined benefit pension plans are recorded, resulting in an operating result of EUR 1.9 million negative (Q2 2004: EUR 1.4 million negative). Total operating costs for our Holdings were EUR 5.7 million (Q2 2004: EUR 5.0 million). For the expected return on plan assets and interest on the pension obligations, a net contribution of EUR 3.9 million (Q2 2004: EUR 3.5 million) was recorded, due to the surplus status of our Dutch pension fund (30 June 2005 coverage ratio of approximately 137%). Service costs are reflected in the operation where the employees reside.

EXCEPTIONAL ITEMS AND FAIR VALUE CHANGES IN THE SECOND QUARTER

Exceptional operating costs of EUR 7.0 million were incurred in the second quarter to provide for further streamlining of both our German copier and our German furniture businesses. Exceptional other financial results amounted to EUR 4.7 million positive as a consequence of the release of several contractual provisions for past divestments (Q2 2004: EUR 2.9 million positive).

As of 1 January 2004, Buhrmann has adopted IAS 32/39, resulting in fair value changes in the income statement. The total impact of these fair value changes was EUR 7.0 million negative (Q2 2004: EUR 3.1 million positive). This was partly the result of the gross debt related currency overlay - we aim to structure the currency denomination of our gross debt to reflect cash flow generation per major currency.

TAXES

Taxes, excluding exceptionals, were EUR 16.5 million higher than last year, reflecting an effective tax rate in the second quarter of 22% (excluding fair value effects, exceptional items and dividend on Preference Shares A). Tax income of EUR 6.5 million was recorded in the second quarter of last year, which included an incidental EUR 8 million release of provisions after finalisation of tax audits.

The effective tax rate is expected to be between 20-25% for the third and fourth quarter 2005. For the full year 2005, cash tax payments are estimated between EUR 20-25 million.

CASH FLOW, NET DEBT, FINANCING AND FINANCIAL COSTS

Net financing costs, excluding fair value changes, were EUR 19.6 million in the second quarter (Q2 2004: EUR 31.7 million). EUR 2.8 million of these costs related to the dividend on preference shares (Q2 2004: EUR 10.7 million including Preference Shares C). Cash interest decreased to EUR 15.0 million (Q2 2004: EUR 19.2 million). Compared to the first quarter 2005, this was an increase following the issuance of 7 7/8% Senior Subordinated Bonds due 2015 in March 2005. Non-cash interest was EUR 1.7 million (Q2 2004: EUR 1.7 million).

Cash flow available for financing activities (which excludes interest paid and dividend on preference shares) was EUR 87.5 million in the second quarter. Working capital decreased by EUR 40 million. An increase of trade receivables at ASAP Software in a seasonally strong second quarter was offset by an increase in trade payables. Working capital as a percentage of sales (on a four quarter rolling average) remained stable at 8.3%. Year-to-date cash flow available for financing activities was EUR 39.1 million.

Interest cover (EBITDAE / cash interest excluding dividend preference shares) was 5.8 times (31 March 2005: 5.2 times). The leverage ratio (net interest-bearing debt excluding Preference Shares A and financing fees / EBITDAE) was 3.0 times (31 March 2005: 3.0 times). Both ratios were affected by the refinancing in the first quarter.

Net interest-bearing debt increased to EUR 1,116 million at 30 June versus EUR 1,090 million at the end of the first quarter (30 June 2004: EUR 1,270 million). A 7% increase of the US dollar versus the euro over the second quarter 2005 resulted in a translation effect of EUR 48 million. Excluding this translation effect, net interest-bearing debt declined, despite a payout of EUR 11.9 million in dividend to ordinary shareholders and a payout of EUR 21.3 million to minority shareholders in relation to the share buy-back of Corporate Express Australia.

NUMBERS OF SHARES OUTSTANDING

As a consequence of the premium included in the share issue of 31 March 2005, earnings per share numbers have been adjusted retrospectively. Due to this share issue, the number of shares outstanding increased by 28%.  The number of shares outstanding per 30 June 2005 was 179 million, a 1.8 million increase compared to 31 March 2005 as a result of 52% of our shareholders opting for a dividend in stock last May.

BURHMANN REPORTING UNDER IFRS AS OF 1 JANUARY 2005

As of 1 January 2005, Buhrmann reports under IFRS. All comparative 2004 numbers have been restated accordingly. All IFRS 2004 and 2005 numbers are unaudited and are based on our current interpretation of IFRS. Changes in IFRS-standard or its interpretation may result in adjustments in reported numbers. Details of accounting policies are in the IFRS annex in the Annual Report 2004.

Safe Harbour Statement

Statements included in this press release, which are not historical facts are forward-looking statements made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. Such forward-looking statements are made based upon management’s expectations and beliefs concerning future events impacting Buhrmann and therefore involve a number of uncertainties and risks, including, but not limited to industry conditions, changes in product supply, pricing and customer demand, competition, risks in integrating new businesses, currency fluctuations, the transition from Dutch GAAP to IFRS reporting and the other risks described from time to time in the Company’s filings with the US Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 14, 2005. As a result, the actual results of operations or financial conditions of the Company could differ materially from those expressed or implied in such forward-looking statements. All IFRS information is unaudited containing details of the transitional adjustments required to present certain historical financial results of the Company under IFRS. Future presentation of this historical financial information may represent different results than those in this report. IFRS statements are subject to change and should be carefully considered, and it should be understood that still factors could cause forecasted and actual results to differ from these statements. These factors include, but are not limited to, changes in regulations or interpretations related to the implementation and reporting under IFRS, decisions to apply a different option of presentation permitted by IFRS, and various other factors related to the implementation of IFRS. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company undertakes no obligation to update publicly or revise any forward-looking statements.

Basis of presentation

•                  With effect from 2005 Buhrmann reports under International Financial Reporting Standards (IFRS). The financial information presented, which is unaudited, is based on our current interpretation of IFRS. All comparative 2004 numbers have been restated accordingly. The financial information contained herein may be changed as the accounting standards under IFRS, including their practical implementation, become finalized. During the process of finalization, the standards, regulations or interpretations related to the implementation and reporting under IFRS, among other things, may be changed, which may affect the financial information contained herein. In addition, we may in the future decide to apply a different presentation method as permitted by IFRS, which may also change the financial information contained herein.  Details of IFRS-based accounting principles and conversion from accounting principles generally accepted in the Netherlands (Dutch GAAP) into IFRS are included in the IFRS annex in the Annual Report 2004. The Annual Report is available on our website, www.buhrmann.com.

•                  The concept of ‘Added value’ has been replaced by ‘Gross contribution’. The main differences are the inclusion of ‘delivery expenses’ and ‘expenses related to temporary employees’ under ‘Operating costs’, whereas previously these had been included under ‘Purchase value trade goods sold’.

Neither depreciation nor amortisation is allocated to ‘Purchase value trade goods sold’.

•                  The presentation of the cash flow statement has been adjusted to better reflect differences between cash flow from operational activities and cash flow from financing activities. Under financing activities, items such as interest payments on our debt, dividend on preference shares and other capital market transactions are incorporated.

•                  Changes in the fair value of loans and derivatives, mainly caused by the variance in currency exchange rates, are reported separately in order to give a more operationally oriented view on the results of the business.

•                  During the course of a year, certain events take place that may be viewed as part of normal business operations. These events however, may have unique characteristics that set them apart from the Company’s standard day-to-day operations. These events may be infrequent and of such a size that reporting them separately (exceptional items) provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as material restructurings impact the Group’s operations and cost structure significantly, such that reporting them separately clarifies the effect of these decisions on the results of operations

•                  Organic growth rates exclude all factors that disturb a like-for-like comparison, such as: currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change- to a commission-based model at our ASAP Software subsidiary.

•                  Non-GAAP measures: Figures are often presented before exceptional items and changes in fair value. Buhrmann regards these figures as key performance indicators increasing the transparency of the reporting.

The figures included in this report were not audited by the external accountant

CONSOLIDATED INCOME STATEMENT

	2nd quarter		January - June
in millions of euro	2005	2004	2005	2004

Net sales	1,477.1	1,431.8	2,792.5	2,777.8
Purchase value trade goods sold	(1,044.4)	(1,017.0)	(1,948.3)	(1,949.6)
Gross contribution	432.7	414.7	844.3	828.2
Operating costs	(349.3)	(339.7)	(683.0)	(677.6)
Exceptional operating costs /income	(7.0)	(0.0)	(7.0)	(0.0)

Depreciation pp&e and amortisation intangibles	(21.6)	(22.4)	(42.4)	(43.8)
Operating result (EBIT)	54.8	52.7	111.8	106.8
Net financing costs *	(26.2)	(27.1)	(63.9)	(69.7)
Exceptional financing costs	—	(35.5)	(85.0)	(35.5)
Result before profit tax	28.6	(9.9)	(37.1)	1.7
Profit tax	(10.0)	6.5	(18.3)	4.3
Exceptional profit tax items and tax on fair value changes	(0.4)	18.4	(0.4)	18.9

Other financial results	(5.6)	(4.8)	(9.3)	(8.8)
Exceptional other financial results	4.7	2.9	4.7	2.9
Net result	17.3	13.1	(60.4)	19.1

Net result	17.3	13.1	(60.4)	19.1
Net exceptional results	2.3	12.7	87.3	12.7
Net result before exceptional results	19.6	25.8	27.0	31.8
Fair value changes net of tax	7.0	(3.1)	19.8	8.5
Net profit before changes in fair values and exceptional results	26.6	22.7	46.8	40.2

* Net financing costs
•Cash interest	(15.0)	(19.2)	(27.5)	(37.5)
•Dividend preference shares	(2.8)	(10.7)	(13.3)	(21.1)
•Non-cash interest (incl. Amortisation fees)	(1.7)	(1.7)	(3.6)	(3.5)
•Fair value changes	(6.6)	4.6	(19.4)	(7.5)
Net financing costs	(26.2)	(27.1)	(63.9)	(69.7)

OPERATIONAL RATIOS

	2nd quarter		January - June

Gross contribution as a % of net sales	29.3%	29.0%	30.2%	29.8%
EBIT as a % of net sales	3.7%	3.7%	4.0%	3.8%

excluding exceptional operating costs / income (“E”)
Gross contribution as a % of net sales	29.3%	29.0%	30.2%	29.8%
EBITE as a % of net sales	4.2%	3.7%	4.3%	3.8%

EARNINGS PER SHARE (BASIC)

	2nd quarter		January - June
in millions of euro	2005	2004	2005	2004

Average number of ordinary shares (x 1,000)	177,829	144,648	157,712	144,270

Per ordinary share (in euro)
Net result	€0.10	€0.09	€(0.38)	€0.13
Net profit before changes in fair values and exceptional results	€0.15	€0.16	€0.30	€0.28

Number of shares at balance sheet date			178,750	137,595

CONSOLIDATED CASH FLOW STATEMENT

	2nd quarter		January - June
in millions of euro	2005	2004	2005	2004

EBIT	54.8	52.7	111.8	106.8
Depreciation pp&e and amortisation intangibles	21.6	22.4	42.4	43.8
Other adjustments for non-cash	3.9	(1.7)	5.2	(4.4)

• (Increase) / decrease in inventories	(15.8)	4.8	12.4	37.2
• (Increase) / decrease in trade receivables	(74.0)	(48.8)	(17.9)	(4.0)
• Increase / (decrease) in trade payables	119.2	113.5	(47.4)	(44.7)
• (Increase) / decrease in other receivables and liabilities	10.7	(28.1)	(4.8)	15.9
(Increase) / decrease in working capital	40.2	41.6	(57.7)	4.4

Profit tax paid	(7.3)	(5.9)	(13.0)	(12.8)
Other operational payments (including restructuring)	(8.9)	(14.8)	(15.0)	(22.5)
Cash flow from operational activities	104.2	94.2	73.6	115.2
Investments in pp&e and software	(12.1)	(12.1)	(27.5)	(32.1)
Acquisitions, integration and divestments	(4.5)	(3.9)	(7.0)	(15.5)
Cash flow available for financing activities	87.5	78.2	39.1	67.6

Interest and dividend preference shares paid	(21.1)	(19.2)	(34.6)	(37.5)
Buy back premium Preference shares C	(1.0)	0.0	(85.0)	0.0
Financing fees paid	(0.1)	(0.4)	(6.2)	(4.8)
Shares issued	(0.8)	5.0	239.3	5.0
Dividend on ordinary shares paid	(11.9)	(4.4)	(11.9)	(4.4)
Payments minority shareholders	(21.3)	0.1	(25.6)	(4.5)
Change in non-current financing	(9.1)	(6.7)	(213.4)	(6.1)
Cash flow from financing activities	(65.2)	(25.5)	(137.4)	(52.3)

Net cash flow (change in current financing)	22.3	52.7	(98.2)	15.3

FINANCIAL RATIOS

	30 June		31 December
	2005	2004	2004
Interest cover (4 quarterly rolling)
• EBITDAE / cash interest	5.8	n/a	4.7
• EBITDA / cash interest	5.6	n/a	3.0
cash interest excludes dividend preference shares

Leverage ratio
• Net-interest-bearing debt / EBITDAE	3.0	n/a	2.2
• Net-interest-bearing debt / EBITDA	3.1	n/a	2.2
Net-interest-bearing debt excludes preference shares and financing fees

Solvency:
• Group equity in % of total assets	38%	30%	31%
• Net-interest-bearing debt in % of group equity	76%	107%	97%

CONSOLIDATED BALANCE SHEET

	30 June		31 December
in millions of euro	2005	2004	2004

Non-current assets
Goodwill	1,465.3	1,428.5	1,322.3
Property, plant & equipment and intangible assets (software)	336.9	360.7	321.9
Pre-paid pensions, deferred tax and other non-current assets	571.9	634.1	545.9
Total non-current assets	2,374.1	2,423.3	2,190.0

Current assets
Inventories	433.3	368.4	403.0
Trade receivable	830.4	796.7	754.3
Other receivables	192.2	173.7	179.1
Cash *	68.5	158.5	154.0
Total current assets	1,524.2	1,497.2	1,490.3

Total assets	3,898.4	3,920.5	3,680.4

Group equity
Shareholders’ equity	1,409.2	1,139.9	1,097.6
Minority interest	54.2	51.9	55.8
Group equity	1,463.4	1,191.8	1,153.4

Non-current liabilities
Preference shares and loans *	1,126.7	1,397.1	1,227.8
Deferred tax, pension obligations, derivatives and provisions	235.7	343.8	275.1
Total non-current liabilities	1,362.4	1,740.9	1,503.0

Current liabilities
Loans and bank overdrafts *	57.7	30.9	39.5
Trade payables	667.6	610.1	662.4
Other liabilities	347.3	346.8	322.1
Total current liabilities	1,072.6	987.8	1,024.0

Total equity and liabilities	3,898.4	3,920.5	3,680.4

Working capital	477.6	430.9	388.4
Capital employed	2,268.6	2,186.1	2,025.6
Net-interest-bearing	1,116.0	1,269.5	1,113.4

*) these are components of net-interest-bearing debt

EQUITY RECONCILIATION

	30 June		31 December
in millions of euro	2005	2004	2004

Shareholders’ equity at the start of the reporting period	1,098	1,436	1,436
Conversion to IFRS	—	(346)	(346)
Net result year to date	(60)	19	88
Dividend ordinary shares	(12)	—	(4)
Net proceeds issue ordinary shares	237	—	5
Repurchase shares	(10)	—	—
Interest hedges	1	—	1
Release option reserve	3	2	6
Translation differences	152	30	(87)
Shareholders’ equity at the end of the reporting period	1,409	1,140	1,098

FIGURES PER DIVISION

NET SALES

	2nd quarter		January - June
in millions of euro	2005	2004	2005	2004

•Corporate Express NA	743.0	722.2	1,452.0	1,443.1
•ASAP Software	221.7	242.8	357.2	392.7
Office Products North America	964.7	965.1	1,809.2	1,835.9
Office Products Europe	230.5	220.9	468.5	459.5
Office Products Australia	182.5	146.9	327.7	287.2
Global Office Products	1,377.6	1,332.8	2,605.4	2,582.5
Graphic Systems	99.5	98.9	187.1	195.3
Buhrmann	1,477.1	1,431.8	2,792.5	2,777.8

ORGANIC GROWTH OF SALES

	2nd quarter		January - June
	2005	2004 *	2005	2004 *

•Corporate Express NA	7%	n/a	5%	n/a
•ASAP Software	1%	n/a	2%	n/a
Office Products North America	5%	3%	4%	2%
Office Products Europe	5%	n/a	2%	n/a
Office Products Australia	11%	n/a	9%	n/a
Global Office Products	6%	1%	4%	1%
Graphic Systems	2%	(5)%	(2)%	8%
Buhrmann	6%	1%	4%	1%

* Based on Dutch GAAP

GROSS CONTRIBUTION

	2nd quarter		January - June
in millions of euro	2005	2004	2005	2004

•Corporate Express NA	251.9	244.4	498.7	490.6
•ASAP Software	21.7	21.8	37.7	37.3
Office Products North America	273.6	266.2	536.3	527.8
Office Products Europe	75.4	74.4	152.9	153.5
Office Products Australia	55.3	47.4	100.5	93.7
Global Office Products	404.3	388.0	789.8	775.0
Graphic Systems	28.3	26.7	54.5	53.2
Buhrmann	432.7	414.7	844.3	828.2

Gross contribution as a % of NET SALES

	2nd quarter		January - June
	2005	2004	2005	2004

•Corporate Express NA	33.9%	33.8%	34.3%	34.0%
•ASAP Software	9.8%	9.0%	10.5%	9.5%
Office Products North America	28.4%	27.6%	29.6%	28.8%
Office Products Europe	32.7%	33.7%	32.6%	33.4%
Office Products Australia	30.3%	32.3%	30.7%	32.6%
Global Office Products	29.4%	29.1%	30.3%	30.0%
Graphic Systems	28.5%	27.0%	29.1%	27.2%
Buhrmann	29.3%	29.0%	30.2%	29.8%

OPERATING RESULT (EBITE/EBIT)

	2nd quarter		January - June
in millions of euro	2005	2004	2005	2004

•Corporate Express NA	35.1	33.7	75.7	72.6
•ASAP Software	10.3	10.2	15.9	15.4
Office Products North America	45.4	44.0	91.6	88.0
Office Products Europe	(0.4)	(2.9)	1.8	(1.2)
Office Products Australia	16.7	15.1	28.0	26.7
Global Office Products	61.8	56.2	121.4	113.5
Graphic Systems	1.9	(2.1)	1.2	(3.0)
Corporate	(1.9)	(1.4)	(3.8)	(3.6)
EBITE	61.8	52.7	118.8	106.8
Exceptional operating results	(7.0)	(0.0)	(7.0)	(0.0)
EBIT	54.8	52.7	111.8	106.8

OPERATING RESULT (EBITE) as a % of NET SALES

	2nd quarter		January -June
(ROS in %)	2005	2004	2005	2004

•Corporate Express NA	4.7%	4.7%	5.2%	5.0%
•ASAP Software	4.6%	4.2%	4.5%	3.9%
Office Products North America	4.7%	4.6%	5.1%	4.8%
Office Products Europe	(0.2)%	(1.3)%	0.4%	(0.3)%
Office Products Australia	9.2%	10.3%	8.5%	9.3%
Global Office Products	4.5%	4.2%	4.7%	4.4%
Graphic Systems	1.9%	(2.2)%	0.6%	(1.6)%
Corporate	(0.1)%	(0.1)%	(0.1)%	(0.1)%
Buhrmann	4.2%	3.7%	4.3%	3.8%

AVERAGE CAPITAL EMPLOYED

	2nd quarter		January - June
in millions of euro	2005	2004	2005	2004

•Corporate Express NA	519.2	537.8	515.9	557.9
•ASAP Software	3.7	(18.8)	8.1	(13.9)
Office Products North America	522.9	519.0	524.0	544.0
Office Products Europe	121.8	127.3	117.1	129.5
Office Products Australia	57.9	47.9	57.7	50.2
Global Office Products	702.6	694.3	698.8	723.7
Graphic Systems	120.2	162.9	121.0	158.6
Corporate	(4.9)	(40.5)	(9.4)	(35.6)
Buhrmann, excluding goodwill	818.0	816.6	810.4	846.7
Goodwill	1,407.3	1,429.0	1,380.1	1,419.2
Buhrmann, including goodwill	2,225.3	2,245.6	2,190.5	2,265.8

OPERATING RESULT (EBITE) as a % of AVG CAP. EMPLOYED

	2nd quarter		January - June
(ROCE in %)	2005	2004	2005	2004

•Corporate Express NA	27.1%	25.1%	29.4%	26.0%
•ASAP Software	n/a	n/a	n/a	n/a
Office Products North America	34.8%	33.9%	35.0%	32.4%
Office Products Europe	(1.2)%	(9.1)%	3.1%	(1.9)%
Office Products Australia	116.0%	126.6%	97.6%	106.5%
Global Office Products	35.2%	32.4%	34.8%	31.4%
Graphic Systems	6.4%	(5.2)%	2.0%	(3.8)%
Buhrmann, excluding goodwill and exceptionals	30.3%	25.8%	29.4%	25.3%
Buhrmann, including goodwill and excluding exceptionals	9.8%	9.4%	10.2%	9.4%

NUMBER OF EMPLOYEES

	30 June		31 December
in number of FTEs	2005	2004	2004

•Corporate Express NA	9,997	10,030	10,083
•ASAP Software	512	436	461
Office Products North America	10,509	10,466	10,544
Office Products Europe	3,713	3,886	3,815
Office Products Australia	2,353	2,095	2,200
Global Office Products	16,575	16,446	16,559
Graphic Systems	975	1,081	1,002
Corporate	67	70	69
Buhrmann	17,617	17,598	17,630

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

	By:	/s/ F.H.J. Koffrie
Member Executive Board

	By:	/s/ H. van der Kooij
Company Secretary

Date: August 8, 2005